Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated September 23, 2015 (the “Offer to Purchase”), and the related Letter of Transmittal and any amendments or supplements to the Offer to Purchase or Letter of Transmittal and, other than as described below, is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making or acceptance of the Offer would not be in compliance with the laws of such state or any administrative or judicial action pursuant thereto. However, the Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer in any state and extend the Offer to holders of Shares in such state.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Adept Technology, Inc.

at

$13.00 Net Per Share

by

Hoffman Acquisition Corp.

a wholly-owned subsidiary of

Omron Management Center of America, Inc.

a wholly-owned subsidiary of

OMRON Corporation

Hoffman Acquisition Corp., a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Omron Management Center of America, Inc., a Delaware corporation (“OMCA”), which is a wholly-owned subsidiary of OMRON Corporation, a Japanese corporation (“OMRON”), is making an offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Adept Technology, Inc., a Delaware corporation (“Adept”), at a price of $13.00 per share, net to the seller in cash, without interest (the “Offer Price”), subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”).

Tendering stockholders who tender directly to Computershare Inc., which is acting as the depositary in connection with the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions to the Depositary or Georgeson Inc., which is acting as the information agent in connection with the Offer (the “Information Agent”), or, except as set forth in the Letter of Transmittal, transfer taxes on the sale of Shares in the Offer. However, U.S. federal income tax backup withholding may be required with respect to Shares unless an exemption applies and is properly demonstrated to the Depositary or other paying agent or unless the required taxpayer identification information and certain other certifications are provided to the Depositary or other paying agent. See the section titled “Important Tax Information” of the Letter of Transmittal. Stockholders who hold their Shares through a broker, bank or other nominee should consult such institution as to whether it charges any service fees. The Purchaser will pay the fees and expenses incurred by the Depositary and the Information Agent in connection with the Offer. The Purchaser is offering to purchase all the Shares as a first step in acquiring the entire equity interest in Adept. As soon as practicable following the acceptance of Shares for payment in the Offer, OMRON, OMCA, the Purchaser and Adept will complete the Merger (as defined below) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), without a vote of Adept’s stockholders.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, OCTOBER 22, 2015, UNLESS THE OFFER IS EXTENDED.

There is no financing condition to the Offer. The Offer, and the obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer, is conditioned on there being validly tendered and not validly withdrawn before the expiration of the Offer that number of Shares that, together with the Shares, if any, then beneficially owned by OMCA or any of its subsidiaries, would represent at least one Share more than 50% of the number of Shares that are then outstanding (the “Minimum Condition”). The Offer is also subject to the satisfaction of certain other conditions described in the Offer to Purchase, including, among other conditions, (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of any approvals or consents required under the antitrust, competition or investment laws of or relating to any jurisdiction other than the United States (collectively, the “Antitrust Condition”), and (ii) that the Merger Agreement (as defined below) has not been terminated in accordance with its terms. See Section 14—“Conditions of the Offer” of the Offer to Purchase for a description of the conditions to the Offer.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 16, 2015 (the “Merger Agreement”), by and among OMRON, OMCA, the Purchaser and Adept. Pursuant to the Merger Agreement, the Purchaser will be merged with and into Adept as soon as practicable after the acceptance of Shares for payment in the Offer, without a vote of the stockholders of Adept, in accordance with Section 251(h) of the DGCL, with Adept surviving the Merger as a wholly-owned subsidiary of OMCA (the “Merger”). At the effective time of the Merger, each Share then issued and outstanding (other than (i) Shares held in the treasury of Adept or owned, directly or indirectly, by OMCA or the Purchaser immediately prior to the effective time of the Merger, which shall automatically be canceled for no consideration and (ii) Shares owned by Adept’s stockholders who are entitled to demand and properly demand appraisal of such Shares pursuant to Section 262 of the DGCL) will be converted automatically into, and thereafter represent the right to receive, the Offer Price, without interest, subject to any withholding of taxes required by applicable law, as set forth in the Merger Agreement and described in the Offer to Purchase. For a detailed description of the Merger Agreement, see Section 13—“The Merger Agreement; Other Agreements” of the Offer to Purchase.

Concurrently with the execution and delivery of the Merger Agreement and as an inducement to OMCA and the Purchaser to enter into the Merger Agreement, OMCA and the Purchaser executed Tender and Support Agreements, dated as of September 16, 2015, with certain shareholders of Adept, pursuant to which such shareholders have agreed to validly tender (and not to withdraw) approximately 9.30% of the Shares in the Offer.

The board of directors of Adept unanimously: (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Adept and its stockholders, (ii) subject to the terms of the Merger Agreement, approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and resolved that the Merger is governed by Section 251(h) of the DGCL, and (iii) resolved to recommend that Adept’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of the Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders whose Shares have been accepted for payment. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, the Purchaser’s obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares in the Offer. Under no circumstances will interest be paid on the Offer Price by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for the Shares (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase)), (ii) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer effected pursuant to the procedures set forth in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase, an Agent’s Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal. Tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

Subject to the terms of the Merger Agreement, OMCA and the Purchaser may, at any time and from time to time before the expiration of the Offer, increase the Offer Price, waive any condition to the Offer or modify any of the other terms or conditions of the Offer, except that, unless otherwise provided in the Merger Agreement, OMCA and the Purchaser may not, without the consent of Adept: (i) reduce the Offer Price; (ii) change the form of consideration payable in the Offer (other than by adding consideration); (iii) reduce the number of Shares subject to the Offer; (iv) add to the Offer conditions; (v) waive or change the Minimum Condition; (vi) impose conditions to the Purchaser’s obligation to consummate the Offer in addition to the conditions described in Section 14—“Conditions of the Offer” of the Offer to Purchase; (vii) except as required or permitted by the Merger Agreement, extend or otherwise change the expiration time of the Offer; or (viii) amend or modify the conditions to the Offer described in Section 14—“Conditions of the Offer” of the Offer to Purchase or any term of the Offer in a manner that is, or would reasonably be expected to be, adverse to the holders of Shares.

Subject to the terms of the Merger Agreement and applicable law, the Purchaser may extend the Offer by giving oral or written notice of the extension to the Depositary and publicly announcing the extension by issuing a press release no later than 9:00 a.m., New York City time, on the first business day following the previously scheduled expiration of the Offer. The Purchaser is required by the Merger Agreement to extend the Offer (i) for successive periods of up to 10 business days each until, and including, January 14, 2016, if at the expiration of the Offer any of the conditions of the Offer have not been satisfied or waived, which date will be extended to March 14, 2016 if all of the conditions to the Offer have been satisfied or waived other than the Antitrust Condition and those conditions that by their nature are to be satisfied at the expiration of the Offer, and/or (ii) for any period or periods required by applicable law, interpretation or position of the Securities and Exchange Commission (or its staff) or the NASDAQ Capital Market. See Section 13—“The Merger Agreement; Other Agreements” of the Offer to Purchase. The Purchaser is not required to extend the Offer beyond the applicable “outside date” noted in the immediately preceding sentence.

If, at the expiration of the Offer, all of the conditions to the Offer have been satisfied or waived, the Purchaser will accept for payment and thereafter pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the expiration of the Offer or as soon as practicable following the valid tender thereof. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, OMRON, OMCA, the Purchaser and Adept will cause the Merger to become effective as soon as practicable after the acceptance of Shares for payment in the Offer, without a vote of the stockholders of Adept, in accordance with Section 251(h) of the DGCL.

Shares tendered pursuant to the Offer may be withdrawn according to the procedures set forth below at any time before the expiration of the Offer and, unless already accepted for payment by the Purchaser in the Offer, may also be withdrawn at any time after November 22, 2015. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase). If Shares have been tendered according to the procedures for book-entry transfer as set forth in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tendered Shares may not be rescinded, and any Shares validly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following the procedures described in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase at any time before the expiration of the Offer. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be resolved by the Purchaser, subject to applicable law and the rules, regulations, interpretations and positions of the Securities and Exchange Commission and its staff.

In general, the receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. For a more complete description of the material U.S. federal income tax consequences of the Offer and the Merger, including matters pertinent to non-U.S. stockholders, see Section 5—“Material U.S. Federal Income Tax Consequences” of the Offer to Purchase. Stockholders should consult with their tax advisors as to the particular U.S. federal income tax consequences of the Offer and the Merger to them, as well as tax consequences under any other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or foreign tax laws or under any applicable income tax treaty.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Adept has agreed to provide the Purchaser with Adept’s stockholder lists and security position listings for the purpose of disseminating the Offer to Purchase (and related documents) to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed by or on behalf of the Purchaser to record holders of Shares and will be furnished by or on behalf of the Purchaser to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the Letter of Transmittal contain important information and should be read in their entirety before any decision is made with respect to the Offer. Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers as set forth below. Requests for copies of the Offer to Purchase, Letter of Transmittal and other tender offer documents may be directed to the Information Agent at its address and telephone numbers set forth below, and copies will be furnished promptly at the Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary and the Information Agent) for soliciting tenders of Shares in the Offer.

The Information Agent for the Offer is:

480 Washington Boulevard, 26th Floor

Jersey City, NJ 07310

Shareholders, Banks and Brokers

Call Toll-Free (800) 561-3947

Or Email:ADEPTOFFER@georgeson.com

September 23, 2015